UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     -------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)       [  ]     Form 10-K        [  ]Form 20-F      [  ]Form 11-K
                  [XX]     Form 10-Q        [  ]Form N-SAR

                           For Period Ended: September 30, 2000

                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR

                           For the Transition Period Ended:_____________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE Nothing in the form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

Empire of Carolina, Inc.
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Full Name of Registrant


Former Name if Applicable

4731 West Atlantic Avenue, Suite B-1
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Address of Principal Executive Office (Street and Number)


Delray Beach, FL 33445
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |      a)    The reasons described in reasonable detail in Part III of
     |            this form could not be eliminated without unreasonable
     |            effort or expense;
     |
     |      (b)   The subject annual report, semi-annual report, transition
     |            report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
[X]  |            thereof, will be filed on or before the fifteenth calendar
     |            day following the prescribed due date; or the subject
     |            quarterly report or transition report on Form 10-Q, or
     |            portion thereof will be filed on or before the fifth
     |            calendar day following the prescribed due date; and
     |
     |      (c)   The accountant's statement or other exhibit required by Rule
     |            12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Registrant will not be able to complete its Form 10-Q by November 14, 2000, the due date, because it has not been able to assemble all information required for completion of its Form 10-Q. Registrant continues to discuss with its bank lenders financing alternatives, including reorganization pursuant to the federal bankruptcy laws or sale or disposition of additional product lines. Registrant expects that it will file its Form 10-Q no later than 5 calendar days from November 14, 2000, exclusive of holidays and weekends, or on or before November 20, 2000.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


          Denise G. Reeder, Esq.         561                  650-7962
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                 (Name)              (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         Registrant anticipates that its results of operations will differ significantly from the corresponding period for the last fiscal year primarily due to the fact its sales and gross profits margins will substantially decrease for the current quarter. In May and June, 2000, Registrant completed the sale of its domestically manufactured decorative holiday and seasonal products including all inventory, machinery, equipment and its Tarboro, North Carolina manufacturing facility. As a result of this sale, Registrant will not have the benefit of revenues from the holiday and seasonal sales that it has had in the past. Registrant believes that the absence of these revenues may decrease net sales by as much as 46% and gross profit margins by as much as 15%.

                            Empire of Carolina, Inc.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     November 14, 2000.                By: /s/ Timothy Moran
                                               --------------------------------
                                              Timothy Moran, President and Chief
                                              Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).


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                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).